082-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter and Nine-Month Period Ended September 30, 2007 and Independent Accountants' Review Report

07028395

Deloitte Touche Tohmatsu Auditores Independentes

SUPPL

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2007, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1, taken as a whole. The individual and consolidated statements of cash flows for the quarter and nine-month period ended September 30, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter and nine-month period ended September 30, 2007 taken as a whole.

5. We had previously reviewed the individual and consolidated balance sheets as of June 30, 2007 and the related statements of income and cash flows for the quarter and nine-month period ended September 30, 2006, presented for comparative purposes, and our review reports thereon, dated July 25, 2007 and October 18, 2006, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2007

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 - NIRE 35300188349		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT		
Av. Brigadeiro Faria Lima, 3600			Itaim Bibi		
3 - POSTAL CODE	4 - MUNICIPALITY				5 - STATE
04538-132	São Paulo				SP
6-AREA CODE	7-TELEPHONE	8-TELEPHONE	9-TELEPHONE	10-TELEX	
011	3046-5800				
11-AREA CODE	12-FAX	13-FAX	14-FAX		
011	3046-5846				
15 - E-MAIL					
klabin@klabin.com.br					

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME					
Ronald Seckelmann					
2 - ADDRESS			3 - SUBURB OR DISTRICT		
Av. Brigadeiro Faria Lima, 3600			Itaim Bibi		
4 - POSTAL CODE	5 - MUNICIPALITY				6 - STATE
04538-132	São Paulo				SP
7-AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	
011	3046-8400				
12-AREA CODE	13 - FAX	14 - FAX	15 - FAX		
011	3046-5846				
16 - E-MAIL					
rseckelmann@klabin.com.br					

01.04 - GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Gilberto Grandolpho	007.585.878-99

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 9/30/2007	2 - PRIOR QUARTER 6/30/2007	3 - SAME QUARTER IN PRIOR YEAR 9/30/2006
Paid-up capital			
1 - Common	316,827	316,827	316,827
2 - Preferred	600,856	600,856	600,856
3 - Total	917,683	917,683	917,683
Treasury shares			
4 - Common	0	0	0
5 - Preferred	15,000	15,000	5,509
6 - Total	15,000	15,000	5,509

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 104 - Paper and Pulp Industry
5 - MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 - TYPE OF CONSOLIDATION Full consolidation
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors' Meeting	7/30/2007	Dividend	9/05/2007	COMMON	0.1799700000
02	Board of Directors' Meeting	7/30/2007	Dividend	9/05/2007	PREFERRED	0.1979700000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)
01	03/14/2007	1,500,000	891	Capital reserve	0	0,0000000000
02	03/14/2007	1,500,000	399,109	Profit reserve	0	0,0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - Signature
10/30/2007	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	7,658,063	7,134,424
1.01	Current Assets	3,034,019	2,785,353
1.01.01	Cash and cash equivalents	1,898,755	1,747,699
1.01.01.01	Cash and banks	6,665	3,036
1.01.01.02	Temporary cash investments	1,892,090	1,744,663
1.01.02	Receivables	615,992	545,074
1.01.02.01	Trade accounts receivable	419,738	425,886
1.01.02.02	Other receivables	196,254	119,188
1.01.02.02.01	Discounted exchange and trade receivables	0	(24,373)
1.01.02.02.02	Allowance for doubtful accounts	(25,103)	(24,864)
1.01.02.02.03	Subsidiaries and affiliates	221,357	168,425
1.01.03	Inventories	287,762	266,720
1.01.04	Other	231,510	225,860
1.01.04.01	Recoverable taxes	166,358	148,248
1.01.04.02	Prepaid expenses	7,892	5,520
1.01.04.03	Prepaid expenses - parent company	5,007	11,284
1.01.04.04	Notes receivable	0	2,570
1.01.04.05	Other receivables	52,253	58,238
1.02	Noncurrent Assets	4,624,044	4,349,071
1.02.01	Long-term assets	489,837	426,690
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	2,028	3,456
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	2,028	3,456
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	487,809	423,234
1.02.01.03.01	Deferred income and social contribution taxes	62,718	78,923
1.02.01.03.02	Escrow deposits	87,993	88,733
1.02.01.03.03	Taxes available for offset	279,093	203,940
1.02.01.03.04	Prepaid expenses	5,737	5,918
1.02.01.03.05	Other receivables	52,268	45,720
1.02.01.03.06	Notes receivable	0	0
1.02.02	Permanent assets	4,134,207	3,922,381
1.02.02.01	Investments	578,284	714,204
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - Goodwill	0	0
1.02.02.01.03	In subsidiaries	515,519	651,440
1.02.02.01.04	In subsidiaries - Goodwill	54,139	54,139
1.02.02.01.05	Other investments	8,626	8,625
1.02.02.02	Property, plant and equipment	3,437,110	3,117,950
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	118,813	90,227

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities and Shareholders' Equity	7,658,063	7,134,424
2.01	Current Liabilities	1,439,807	1,279,597
2.01.01	Loans and financing	214,408	215,353
2.01.02	Debentures	329,723	320,307
2.01.03	Trade accounts payable	397,843	402,635
2.01.04	Taxes payable	163,492	126,443
2.01.04.01	Other taxes	43,268	46,928
2.01.04.02	Provision for income and social contribution taxes	120,224	79,515
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	206,461	117,264
2.01.08	Other	127,880	97,595
2.01.08.01	Salaries, vacation and payroll charges	64,910	58,394
2.01.08.02	Other payables	62,970	39,201
2.02	Noncurrent Liabilities	3,429,281	3,069,897
2.02.01	Long-term liabilities	3,429,281	3,069,897
2.02.01.01	Loans and financing	3,296,629	2,947,830
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.06	Other	132,652	122,067
2.02.01.06.01	Deferred income and social contribution taxes	5,585	5,992
2.02.01.06.02	Reserve for contingencies	47,283	46,834
2.02.01.06.03	Other payables	79,784	69,241
2.04	Shareholders' equity	2,788,975	2,784,930
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	83,986	84,238
2.04.02.01	Monetary adjustment - Law No. 8200/91	83,986	83,986
2.04.02.02	Tax incentives and other	0	252
2.04.03	Revaluation reserves	83,643	84,169
2.04.03.01	Own assets	83,643	84,169
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	743,754	743,794
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,504	705,544
2.04.04.07	Other profit reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings / accumulated deficit	377,592	372,729

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3-7/01/2007 to 9/30/2007	4-1/01/2007 to 9/30/2007	5-7/01/2006 to 9/30/2006	6-1/01/2006 to 9/30/2006
3.01	Gross revenue from sales and/or services	831,729	2,430,729	789,284	2,318,708
3.02	Deductions	(143,659)	(415,208)	(129,068)	(383,670)
3.03	Net revenue from sales and/or services	688,070	2,015,521	660,216	1,935,038
3.04	Cost of sales and/or services	(548,342)	(1,573,478)	(502,527)	(1,500,439)
3.05	Gross profit	139,728	442,043	157,689	434,599
3.06	Operating (expenses) income	92,810	267,945	(36,667)	(5,003)
3.06.01	Selling	(45,721)	(132,064)	(44,726)	(141,951)
3.06.02	General and administrative	(39,768)	(128,553)	(49,002)	(129,141)
3.06.03	Financial, net	101,593	278,790	317	87,145
3.06.03.01	Financial income	52,029	159,193	58,210	251,927
3.06.03.01.01	Income	63,130	201,249	56,663	266,453
3.06.03.01.02	Exchange gain	(11,101)	(42,056)	1,547	(14,526)
3.06.03.02	Financial expenses	49,564	119,597	(57,893)	(164,782)
3.06.03.02.01	Expenses	(45,062)	(153,906)	(58,221)	(168,323)
3.06.03.02.02	Exchange loss	94,626	273,503	328	3,541
3.06.04	Other operating income	10,245	12,734	12,008	20,718
3.06.05	Other operating expenses	(2,054)	(7,051)	(30,227)	(54,105)
3.06.06	Equity in subsidiaries	68,515	244,089	74,963	212,331
3.07	Income from operations	232,538	709,988	121,022	429,596
3.08	Nonoperating income, net	1,016	6,594	(1,158)	2,431
3.08.01	Income	5,475	14,946	(813)	3,985
3.08.02	Expenses	(4,459)	(8,352)	(345)	(1,554)
3.09	Income before taxes and profit sharing	233,554	716,582	119,864	432,027
3.10	Provision for income and social contribution taxes	(40,238)	(118,954)	182	1,998
3.11	Deferred income tax	(15,798)	(48,075)	(17,668)	(71,209)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss	177,518	549,553	102,378	362,816
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	912,174	912,174
	EARNINGS PER SHARE	0.19666	0.60880	0.11224	0.39775
	LOSS PER SHARE				

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$ or U.S. dollars - US$, unless otherwise stated)

1 OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

The Company established silent partnerships, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through granting of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships guarantee Klabin S.A. priority in the acquisition of forest products at market prices.

Expansion project (not reviewed)
The MA 1100 Project was approved at the Extraordinary Board of Directors' Meeting held in January 2006. The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tons/year to 1.1 million tons/year, and includes an increase of 350.0 thousand tons/year in cardboard production, to 740 thousand tons/year, and growth of 50.0 thousand tons/year in kraft paper, with completion scheduled for the 4th quarter of 2007. The investment in the Expansion Project is estimated at R$ 2.2 billion.

2 PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2006.

3 CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2006. The investments as of September 30, 2007 are described in note 8.

4 CASH AND CASH EQUIVALENTS

a) Company

	09/30/2007		06/30/2007	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Exclusive investment funds (*)	39,077	11.2	109,285	12.1
Bank certificate of deposit	1,289,809	10.2	1,011,523	11.6
Notes in Brazilian reais (R$) (**)			81,675	10.8
Republic of Austria bonds (**)	562,961	13.4	541,928	14.9
Cash and banks	6,175		2,528	
	1,898,022		**1,746,939**	
In foreign currency				
Investment funds	243	5.3	252	5.3
Cash and banks	490		508	
	733		**760**	
	1,898,755		**1,747,699**	
In the country	1,335,060		1,123,336	
Abroad	563,695		624,363	
	1,898,755		**1,747,699**	

b) Consolidated

	Temporary cash investments 09/30/2007	Average annual rate %	Temporary cash investments 06/30/2007	Average annual rate %
In local currency				
Exclusive investment funds (*)	44,430	11.2	140,728	12.1
Bank certificate of deposit	1,289,809	10.2	1,011,523	11.6
Notes in Brazilian reais (R$) (**)	129,276	10.0	432,862	10.6
Republic of Austria bonds (**)	562,961	13.4	541,928	14.9
Cash and banks	18,282		2,559	
	2,044,758		**2,129,600**	
In foreign currency				
Bank certificate of deposit	3,922	5.2	7,642	5.2
Investment funds	42,731	5.2	41,298	4.4
Cash and banks	40,754		18,171	
	87,407		**67,111**	
	2,132,165		**2,196,711**	
In the country	1,352,256		1,154,810	
Abroad	779,909		1,041,901	
	2,132,165		**2,196,711**	

(*) *The exclusive investment fund portfolio is composed of the following:*

	Company		Consolidated	
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Fixed income				
. Federal government securities	17%	19%	14%	13%
. CDBs (bank certificates of deposit)	55%	15%	54%	11%
. Companies' debentures	25%	61%	22%	72%
. Other	3%	5%	10%	4%
	100%	**100%**	**100%**	**100%**

(**) *Foreign investment in Brazilian reais - R$.*

5 TAXES AVAILABLE FOR OFFSET

	Consolidated			
	09/30/2007		06/30/2007	
	Current Assets	Long-Term Assets	Current Assets	Long-Term Assets
ICMS (state VAT)	67,009	106,806	64,099	84,260
PIS (tax on revenue)	1,202	29,543	2,244	20,694
COFINS (tax on revenue)	5,233	125,824	9,907	90,903
Income and social contribution taxes	84,596		63,207	
Other	10,763	16,920	11,147	8,083
	168,803	**279,093**	**150,604**	**203,940**

6 INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, in the Company, and tax loss carryforwards in the Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's management decided to maintain the full amount of tax credits classified in noncurrent assets.

	Company		Consolidated	
	09/30/2007	06/30/2007	09/30/2007	06/30/2007
Nondeductible provisions	43,591	43,380	43,591	43,380
Taxes being challenged in court	6,286	6,286	6,286	6,286
Tax loss carryforwards	12,841	29,257	14,526	31,091
Long-term assets	**62,718**	**78,923**	**64,403**	**80,757**
Deferred income tax on sale of assets	270	270	270	270
Income from fixed-income investment	4,862	5,148	4,862	5,148
Accelerated depreciation	453	574	453	574
Long-term liabilities	**5,585**	**5,992**	**5,585**	**5,992**

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

In compliance with CVM Instruction No. 371/02, management, based on the budget and business plan approved by the Board of Directors, expects that tax credits will be realized from 2007 to 2010, as shown below:

	09/30/2007	
	Company	Consolidated
2007	3,438	5,123
2008	19,500	19,500
2009	35,012	35,012
2010	4,768	4,768
	62,718	**64,403**

b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Income before income and social contribution taxes	**716,582**	**432,027**	**736,911**	**453,922**
Income and social contribution taxes at the rate of 34%	243,638	146,890	250,550	154,334
Tax effects of the main additions (deductions):				
. Equity in subsidiaries	(82,990)	(72,193)	55	115
. Other effects	6,381	(5,486)	(13,643)	(15,386)
. Difference in taxation - subsidiaries			(60,182)	(59,106)
	167,029	**69,211**	**176,780**	**79,957**
Income and social contribution taxes:				
. Current	118,954	(1,998)	127,071	6,000
. Deferred	48,075	71,209	49,709	73,957
Income and social contribution taxes in the statement of income	**167,029**	**69,211**	**176,780**	**79,957**

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

7 RELATED PARTIES

											Company
									09/30/2007	**06/30/2007**	**09/30/2006**
	Klabin Argentina S.A.	Klabin Trade	Sociedades em Conta de Participação Paraná	Sociedades em Conta de Participação Sta Catarina	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	**Total**	**Balance Sheet**	**Income Statement**
	(i)	(ii) and (vi)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)				
Current Assets	3,527	215,165	2,640	25			5,007		**226,364**	**179,709**	
Long-term assets		368						1,660	**2,028**	**3,456**	
Current liabilities		155,339	25,632	23,696	1,215	249		330	**206,461**	**117,264**	
Sales Revenue	12,384	347,730							**360,114**		**303,725**
Purchases			119,540	95,997					**215,537**		**204,766**
Guarantee commission - expense							15,303		**15,303**		**935**
Royalty expense					11,269	2,309		1,812	**15,390**		**14,280**
Other income (expenses)		(651)							**(651)**		**454**

(i) *Balance receivable from transactions conducted under usual market prices and terms;*
(ii) *Shipment of paper at production cost, plus margin of approximately 20%;*
(iii) *Purchase of wood under usual market prices and terms;*
(iv) *Trademark license;*
(v) *1% per semester commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development);*
(vi) *Advance payment due to future delivery of goods.*

8 INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
		Ownership interest	**Investment balances**		**Equity in subsidiaries - nine-month period ended:**	
Subsidiaries		**- %**	**09/30/2007**	**06/30/2007**	**09/30/2007**	**09/30/2006**
. Klabin Limited	(i) (ii)	100	161,661	316,405	66,040	34,414
. Klabin Argentina S.A.	(iii)	100	27,376	27,880	(2,632)	278
. Centaurus Holdings S.A.	(iv)	100	74,104	74,104		
. Other			17,427	7,895	(845)	(577)
			280,568	**426,284**	**62,563**	**34,115**
Silent partnerships	(v)	**Average ownership interest - %**				
. Paraná		94	234,288	224,216	95,043	97,210
. Santa Catarina		95	54,802	55,079	86,483	81,006
			289,090	**279,295**	**181,526**	**178,216**
			569,658	**705,579**	**244,089**	**212,331**

(i) *Parent company of Klabin Trade.*

(ii) *On July 19, 2007, by a resolution at an Extraordinary Board of Directors' Meeting, the Company redeemed part of its shares in the subsidiary Klabin Ltd. with a capital reduction. The redeemed amount of R$160,651 referred to temporary cash investments and cash maintained in that subsidiary;*

(iii) *Direct and indirect ownership interest;*

(iv) *Includes goodwill of R$ 54,139 based on expected future results to be amortized when results begin to be generated;*

(v) *Results for the period from January to September 2007 - R$ 121,110.*

9 PROPERTY, PLANT AND EQUIPMENT

				09/30/2007	06/30/2007
	Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
a) **Company**					
Land		136,984		**136,984**	**133,432**
Buildings and constructions	4	364,611	(189,759)	**174,852**	**177,889**
Machinery, equipment and installations	5 to 20	2,812,766	(1,809,752)	**1,003,014**	**1,031,904**
Construction in progress		1,536,471		**1,536,471**	**1,099,268**
Forestation and reforestation	(*)	340,185	(142,396)	**197,789**	**194,198**
Other	4 to 20	557,124	(169,124)	**388,000**	**481,259**
		5,748,141	**(2,311,031)**	**3,437,110**	**3,117,950**
b) **Consolidated**					
Land		233,831		**233,831**	**220,579**
Buildings and constructions	2 to 4	375,103	(192,034)	**183,069**	**186,662**
Machinery, equipment and installations	5 to 20	2,836,487	(1,824,016)	**1,012,471**	**1,036,984**
Construction in progress		1,536,509		**1,536,509**	**1,099,383**
Forestation and reforestation	(*)	622,226	(142,396)	**479,830**	**450,889**
Other	4 to 20	560,837	(170,451)	**390,386**	**483,180**
		6,164,993	**(2,328,897)**	**3,836,096**	**3,477,677**

(*) Depletion calculated based on timber extraction.

Depreciation and depletion for the period were substantially allocated to cost of production.

As mentioned in Note 1, in January 2006 the MA 1100 Project was approved, and the costs have been allocated to Construction in Progress substantially including the respective balance. The Company has raised funds with financial institutions for investment in property, plant and equipment and consequently has capitalized the interest in the amount of R$ 80,332 Jan/Sept'07 and R$ 38,326 Jul/Sept'07.

10 DEFERRED CHARGES

Refers basically to preoperating expenses and expenses incurred in the implementation of the MA 1100 Project (Note 1), which will be amortized upon the start-up of activities.

11 LOANS AND FINANCING

					Company
	Annual			09/30/2007	06/30/2007
	interest (%)	Current	Long-term	Total	Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	6.0 to 10.5	40,999	1,339,486	1,380,485	1,136,096
. FINAME (National Equipment Financing Authority)	10.0	2,915		2,915	2,849
. Export credit	103.0 of CDI	2,653	60,000	62,653	60,905
. Working capital	103.0 to 107.0 of CDI	68,287	120,500	188,787	192,781
. Other	2.0 to 8.7	453	22,542	22,995	16,010
		115,307	**1,542,528**	**1,657,835**	**1,408,641**
In foreign currency (*)					
. Property, plant and equipment	8.5	2	4,374	4,376	707
. Export	5.9 to 8.1	90,063	1,346,994	1,437,057	1,320,057
. Other	7.5 to 8.1	9,036	402,733	411,769	433,778
		99,101	**1,754,101**	**1,853,202**	**1,754,542**
		214,408	**3,296,629**	**3,511,037**	**3,163,183**

Long-term maturities:

2008	23,042
2009	279,209
2010	422,162
2011	480,891
2012	576,305
2013	604,863
2014	448,981
2015	327,572
2016	80,559
2017	3,638
2018	2,719
2019	46,688
	3,296,629

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

	Annual interest (%)	Weighted average rate (%)				Consolidated
					09/30/2007	06/30/2007
			Current	Long-term	Total	Total
In local currency						
. BNDES (National Bank for Economic and Social Development)	6.0 to 10.5	8.3	40,999	1,339,486	1,380,485	1,136,096
. FINAME (National Equipment Financing Authority)	10.0	10.0	2,915		2,915	2,849
. Export credit	103.0 of CDI	11.5	2,653	60,000	62,653	60,905
. Working capital	103.0 to 107.0 of CDI	11.8	68,287	120,500	188,787	192,781
. Other	2.0 to 8.7	6.2	453	22,542	22,995	16,010
			115,307	**1,542,528**	**1,657,835**	**1,408,641**
In foreign currency (*)						
. Property, plant and equipment	8.5	8.5	2	4,374	4,376	707
. Export	5.9 to 6.9	6.4	90,063	1,346,994	1,437,057	1,320,057
. Other	7.3 to 8.1	7.8	20,622	437,212	457,834	482,923
			110,687	**1,788,580**	**1,899,267**	**1,803,687**
			225,994	**3,331,108**	**3,557,102**	**3,212,328**

Long-term maturities:	
2008	23,042
2009	290,702
2010	433,655
2011	492,384
2012	576,305
2013	604,863
2014	448,981
2015	327,572
2016	80,559
2017	3,638
2018	2,719
2019	46,688
	3,331,108

(*) In US dollars.

Collaterals

Financing is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná), guarantee deposits, as well as guarantees and sureties from controlling shareholders.

12 DEBENTURES

The Debenture Public Offering Program in the total amount of R$ 1,000,000 was approved at the Board of Directors' Meeting on November 3, 2004.

In December 2004, with base date of November 1, 2004, Klabin issued 31,405 debentures of its 5th issue. The debentures are book entry, single series, registered, and nonconvertible into shares, have a par value of R$ 10 and total value of R$ 314,050, carry semiannual interest of 105.5% of CDI (interbank deposit rate), and have final maturity in November 2007.

13 RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, Klabin S.A. and its subsidiaries recorded, in noncurrent liabilities - long-term liabilities, reserves for probable losses, as shown below:

						Company and Consolidated
			09/30/2007			06/30/2007
Nature of the Contingency	Escrow Deposits	Provision	Net Liability	Escrow deposits	Provision	Net Liability
Tax:						
. PIS/COFINS	17,370	(17,370)		16,284	(16,284)	
. CPMF	8,646	(8,646)		8,646	(8,646)	
. Other	8,931	(17,252)	(8,321)	8,950	(17,240)	(8,290)
	34,947	(43,268)	(8,321)	33,880	(42,170)	(8,290)
Labor	4,450	(38,281)	(33,831)	3,720	(37,424)	(33,704)
Civil	25	(5,156)	(5,131)	25	(4,865)	(4,840)
	39,422	**(86,705)**	**(47,283)**	**37,625**	**(84,459)**	**(46,834)**

Changes in reserve				Company and Consolidated
				09/30/2007
	Tax	Labor	Civil	Net liability
Balance as of December 31, 2006	(7,474)	(32,978)	(4,285)	**(44,737)**
. Additions	(85)	(1,554)	(846)	**(2,485)**
. Write-offs	(762)	701		**(61)**
Balance as of September 30, 2007	(8,321)	(33,831)	(5,131)	**(47,283)**

PIS/COFINS

In a decision published in the Official Gazette, the Federal Supreme Court ruled that PIS and COFINS on the increased tax basis were undue. Such decision became final and unappeasable and, accordingly, the Company reversed the reserve for contingencies in the amount of R$ 55,510, for which there were escrow deposits. The Company recorded a tax credit available for offset in the amount of R$ 74,937, arising from amounts paid at that time.
The effects on income from January to September 2006 are as follows:

Other operating income	6,580
Financial	123,867
Income and social contribution taxes	(41,229)
	89,218

CPMF

The Company is challenging the levy of CPMF on transactions involving its export revenues. This lawsuit is at the Federal District Court in the State of São Paulo, awaiting decision on the appeal filed on its behalf at the Federal Regional Court.

Labor

Labor lawsuits refer principally to overtime, hazardous duty premium and health hazard premium.

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving "possible" risks of loss: tax R$ 132,157; labor R$ 56,489, and civil R$ 22,431. Based on an individual analysis of lawsuits and the legal counsel's opinion, management understands that the lawsuits assessed as possible losses do not require any reserve.

Income and social contribution tax deficiency notice

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a tax deficiency notice on July 27, 2007 in connection with income and social contribution taxes on disinvestments made by the Company in 2003. This deficiency notice amounts to approximately R$ 870,000, including principal, fine and interest.

Through its legal counsel the Company presented a defense within the legal term contesting the tax deficiency notice, which is at the administrative level. In the opinion of the Company's legal counsel the likelihood of loss is considered possible for R$ 737,000 and remote for approximately R$ 132,000. No reserve for contingencies was recorded for this dispute.

14 SHAREHOLDERS' EQUITY

(a) Changes

Balances as of December 31, 2006	**2,460,771**
Prior year dividend adjustment	11
Income tax on revaluation reserve	(537)
Net income	549,553
Interim dividends	(173,001)
Buyback of shares	(47,822)
Balances as of September 30, 2007	**2,788,975**

(b) Capital

At the Annual Shareholders' Meeting held on March 14, 2007, the shareholders approved a capital increase in the amount of R$ 400,000, of which R$ 891 from capital reserves and R$ 399,109 from profit reserves, without issuance of shares. Capital was increased to R$ 1,500,000.

(c) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction No. 189/92 (income and social contribution taxes on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve as of September 30, 2007	83,643
Monetary adjustment determined by Law No. 8200/91, included in the revaluation reserve	(45,155)
Tax charges	(13,086)
	25,402

(d) Interim dividends

The Board of Directors, in an Extraordinary Meeting held on July 30, 2007, approved the payment of interim dividends in the amount of R$ 173,001, of which R$ 179.97 per thousand registered common shares and R$ 197.97 per thousand registered preferred shares, with payment in September 2007.

(e) Treasury shares

As of September 30, 2007 the Company held 15,000,000 preferred shares in treasury.

During the period from January to September 2007, 9,243,000 preferred shares were acquired at the average price of R$ 5.17 per share, totaling R$ 47,822, with a minimum price of R$ 4.73 and a maximum price of R$ 5.75. The purpose of holding these treasury shares was to invest available cash. The average price of this class of shares on September 28, 2007 traded on the São Paulo Stock Exchange was R$ 7.01.

15 FINANCIAL INSTRUMENTS

a) Risk management

Klabin S.A. and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer.

c) Fair values

As of September 30, 2007 the fair values of cash and cash equivalents, temporary cash investments, accounts receivable and payable approximate the carrying values recorded in the financial statements due to their short-term nature. The fair values of loans and financing approximate their carrying values recorded in the financial statements since these financial instruments have variable interest rates. The fair values of debentures are equivalent to those recorded in the financial statements, since the Company has the option to pay these debentures at any time at their carrying value.

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

16 STATEMENT OF CASH FLOWS

				Company
	Jul/Sept		Jan/Sept	
	2007	2006	2007	2006
Cash flows from operating activities				
Net income	177,518	102,378	549,553	362,816
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	57,036	51,439	167,577	173,981
. Gain (loss) on sale of assets	872	2,594	2,546	(1,714)
. Deferred income and social contribution taxes	15,798	17,668	48,075	71,209
. Interest and exchange variation on loans and financing	(20,825)	56,422	(70,264)	163,591
. Capitalized interest	(38,326)	(5,427)	(80,332)	(9,323)
. Equity in subsidiaries	(68,515)	(74,963)	(244,089)	(212,331)
. Recognition and (reversal) of reserve for contingencies	449	6,129	3,247	(49,113)
. Recognition of tax credit available for offset				(74,937)
. Other	(1)		(7,438)	
Dividends received from subsidiaries	53,750	50,750	121,110	173,368
Decrease (increase) in assets				
. Trade accounts receivable	(70,918)	(6,963)	(56,292)	(24,235)
. Inventories	(21,042)	7,253	(25,948)	(4,330)
. Recoverable taxes	(93,263)	(697)	(265,395)	20,738
. Prepaid expenses	4,086	8,746	2,134	(51)
. Other receivables	(6,178)	(5,970)	(37,327)	15,653
Increase (decrease) in liabilities				
. Trade accounts payable	84,405	58,583	360,081	(15,725)
. Other taxes	(3,660)	(2,196)	20,286	2,419
. Provision for income and social contribution taxes	40,237	(178)	112,618	(29,470)
. Salaries, vacation and payroll charges	6,516	6,360	1,954	15,104
. Other payables	34,193	(1,290)	65,054	7,626
Net cash provided by operating activities	**152,132**	**270,638**	**667,150**	**585,276**
Cash flows from investing activities:				
. Temporary cash investments				39,521
. Purchase of property, plant and equipment	(350,768)	(266,500)	(1,212,970)	(420,471)
. Increase in deferred charges	(20,150)	(20,756)	(56,168)	(28,947)
. Purchase of investments			(74,104)	
. Sale of property, plant and equipment	3,356	109	5,186	19,569
. Escrow deposits	740	(13,966)	4,464	(15,565)
. Capital reduction in subsidiary	160,651		160,651	
. Other	1	(44)	57	(12)
Net cash used in investing activities	**(206,170)**	**(301,157)**	**(1,172,884)**	**(405,905)**
Cash flows from financing activities:				
. New loans and financing	475,635	24,102	1,394,830	1,185,411
. Repayment of loans and financing	(42,408)	(72,951)	(233,141)	(648,813)
. Payment of interest	(55,132)	(36,083)	(183,739)	(141,002)
. Loans to affiliates		(501)		(699)
. Buyback of shares		(24,739)	(47,822)	(24,739)
. Dividends paid	(173,001)	(121,113)	(283,007)	(192,383)
Net cash provided by financing activities	**205,094**	**(231,285)**	**642,121**	**177,775**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**151,056**	**(261,804)**	**136,387**	**357,146**
Opening balance of cash and cash equivalents	1,747,699	1,617,333	1,762,368	998,383
Closing balance of cash and cash equivalents	1,898,755	1,355,529	1,898,755	1,355,529
	151,056	**(261,804)**	**136,387**	**357,146**

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

				Consolidated
	Jul/Sept		Jan/Sept	
	2.007	2.006	2.007	2.006
Cash flows from operating activities				
Net income	177,518	102,378	549,553	362,816
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	61,557	54,339	182,495	185,606
. Gain (loss) on sale of assets	886	2,593	2,558	(1,743)
. Deferred income and social contribution taxes	15,947	18,737	49,709	73,957
. Interest and exchange variation on loans and financing	(22,133)	57,663	(75,080)	162,261
. Capitalized interest	(38,326)	(5,427)	(80,332)	(9,323)
. Equity in subsidiaries	120	131	161	339
. Exchange variation on foreign investments	2,231	(62)	2,540	2,447
. Minority interest	3,632	3,200	10,578	11,149
. Recognition and (reversal) of reserve for contingencies	448	6,129	3,246	(49,113)
. Tax credit available for offset				(74,937)
. Other			(7,437)	
Decrease (increase) in assets				
. Trade accounts receivable	(26,731)	28,148	(61,663)	(6,237)
. Inventories	(19,212)	5,356	(28,811)	(11,780)
. Recoverable taxes	(93,352)	(456)	(266,655)	21,200
. Prepaid expenses	4,557	7,612	2,538	(1,074)
. Other receivables	(447)	(3,660)	(32,685)	17,919
Increase (decrease) in liabilities				
. Trade accounts payable	(674)	62,158	194,866	(5,926)
. Other taxes	(3,702)	(2,275)	20,750	2,586
. Provision for income and social contribution taxes	39,383	(530)	113,355	(30,330)
. Salaries, vacation and payroll charges	6,815	6,616	1,854	15,319
. Other payables	33,926	1,609	64,051	5,120
Net cash provided by operating activities	**142,443**	**344,259**	**645,591**	**670,256**
Cash flows from investing activities:				
. Temporary cash investments				39,521
. Purchase of property, plant and equipment	(396,369)	(282,994)	(1,338,924)	(475,792)
. Increase in deferred charges	(20,154)	(20,869)	(56,203)	(29,283)
. Goodwill on acquisition of company			(54,139)	
. Sale of property, plant and equipment	3,357	109	5,194	19,569
. Escrow deposits	741	(13,957)	4,465	(15,725)
. Other		(1)		(3)
Net cash used in investing activities	**(412,425)**	**(317,712)**	**(1,439,607)**	**(461,713)**
Cash flows from financing activities:				
. New loans and financing	475,635	24,102	1,394,830	1,185,411
. Repayment of loans and financing	(42,408)	(72,951)	(233,141)	(648,813)
. Payment of interest	(56,904)	(38,078)	(192,406)	(144,927)
. Capital contribution to subsidiaries by minority shareholders	2,078	198	4,148	199
. Buyback of shares		(24,739)	(47,822)	(24,739)
. Dividends paid	(173,001)	(121,113)	(283,007)	(192,383)
. Other	36		(6,602)	
Net cash provided by financing activities	**205,436**	**(232,581)**	**636,000**	**174,748**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(64,546)**	**(206,034)**	**(158,016)**	**383,291**
Opening balance of cash and cash equivalents	2,196,711	2,018,248	2,290,181	1,428,923
Closing balance of cash and cash equivalents	2,132,165	1,812,214	2,132,165	1,812,214
	(64,546)	**(206,034)**	**(158,016)**	**383,291**

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
1	Total Assets	7,647,157	7,205,549
1.01	Current Assets	3,132,213	3,141,904
1.01.01	Cash and cash equivalents	2,132,165	2,196,711
1.01.01.01	Cash and banks	59,036	20,730
1.01.01.02	Temporary cash investments	2,073,129	2,175,981
1.01.02	Receivables	450,021	423,290
1.01.02.01	Trade accounts receivable	572,669	589,287
1.01.02.02	Other receivables	(122,648)	(165,997)
1.01.02.02.01	Discounted exchange and trade receivables	(96,751)	(140,277)
1.01.02.02.02	Allowance for doubtful accounts	(25,897)	(25,720)
1.01.03	Inventories	304,298	284,259
1.01.04	Other	245,729	237,644
1.01.04.01	Recoverable taxes	168,803	150,604
1.01.04.02	Prepaid expenses	8,918	7,006
1.01.04.03	Prepaid expenses - parent company	5,007	11,284
1.01.04.04	Notes receivable	0	2,570
1.01.04.05	Other receivables	63,001	66,180
1.02	Noncurrent Assets	4,514,944	4,063,645
1.02.01	Long-term assets	493,990	429,575
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	493,990	429,575
1.02.01.03.01	Deferred income and social contribution taxes	64,403	80,757
1.02.01.03.02	Escrow deposits	89,065	89,805
1.02.01.03.03	Taxes available for offset	279,093	203,940
1.02.01.03.04	Prepaid expenses	5,961	6,153
1.02.01.03.05	Other receivables	55,468	48,920
1.02.01.03.06	Notes receivable	0	0
1.02.02	Permanent assets	4,020,954	3,634,070
1.02.02.01	Investments	63,113	63,233
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - Goodwill	0	0
1.02.02.01.03	In subsidiaries	348	469
1.02.02.01.04	In subsidiaries - Goodwill	54,139	54,139
1.02.02.01.05	Other investments	8,626	8,625
1.02.02.02	Property, plant and equipment	3,836,096	3,477,677
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	121,745	93,160

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2	Total Liabilities and Shareholders' Equity	7,647,157	7,205,549
2.01	Current Liabilities	1,270,369	1,190,252
2.01.01	Loans and financing	225,994	222,362
2.01.02	Debentures	329,723	320,307
2.01.03	Trade accounts payable	407,225	407,626
2.01.04	Taxes payable	168,157	130,758
2.01.04.01	Other taxes	44,989	48,691
2.01.04.02	Provision for income and social contribution taxes	123,168	82,067
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	1,659	1,932
2.01.08	Other	137,611	107,267
2.01.08.01	Salaries, vacation and payroll charges	66,336	59,521
2.01.08.02	Other payables	71,275	47,746
2.02	Noncurrent Liabilities	3,467,492	3,115,792
2.02.01	Long-term liabilities	3,467,492	3,115,792
2.02.01.01	Loans and financing	3,331,108	2,989,966
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.06	Other	136,384	125,826
2.02.01.06.01	Deferred income and social contribution taxes	5,585	5,992
2.02.01.06.02	Reserve for contingencies	47,283	46,834
2.02.01.06.03	Other payables	83,516	73,000
2.03	Minority interest	120,321	114,575
2.04	Shareholders' equity	2,788,975	2,784,930
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	83,986	84,238
2.04.02.01	Monetary adjustment - Law No. 8200/91	83,986	83,986
2.04.02.02	Tax incentives and other	0	252
2.04.03	Revaluation reserves	83,643	84,169
2.04.03.01	Own assets	83,643	84,169
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	743,754	743,794
2.04.04.01	Legal	111,951	111,951
2.04.04.02	Statutory	705,504	705,544
2.04.04.07	Other profit reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings/accumulated deficit	377,592	372,729

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3-7/01/2007 to 9/30/2007	4-1/01/2007 to 9/30/2007	5-7/01/2006 to 9/30/2006	6-1/01/2006 to 9/30/2006
3.01	Gross revenue from sales and/or services	869,035	2,552,951	838,698	2,413,428
3.02	Deductions	(146,279)	(425,159)	(133,415)	(395,647)
3.03	Net revenue from sales and/or services	722,756	2,127,792	705,283	2,017,781
3.04	Cost of sales and/or services	(481,913)	(1,372,736)	(448,250)	(1,303,602)
3.05	Gross profit	240,843	755,056	257,033	714,179
3.06	Operating (expenses) income	(1,197)	(24,752)	(131,374)	(264,533)
3.06.01	Selling	(65,731)	(200,036)	(71,160)	(201,853)
3.06.02	General and administrative	(41,251)	(131,224)	(49,855)	(131,564)
3.06.03	Financial, net	101,194	309,652	10,054	110,047
3.06.03.01	Financial income	53,934	187,703	70,015	288,791
3.06.03.01.01	Income	67,963	234,202	68,513	303,464
3.06.03.01.02	Exchange gain	(14,029)	(46,499)	1,502	(14,673)
3.06.03.02	Financial expenses	47,260	121,949	(59,961)	(178,744)
3.06.03.02.01	Expenses	(47,445)	(151,714)	(59,961)	(178,744)
3.06.03.02.02	Exchange loss	94,705	273,663	0	0
3.06.04	Other operating income	10,361	12,872	19,231	27,955
3.06.05	Other operating expenses	(5,650)	(15,855)	(39,513)	(68,779)
3.06.06	Equity in subsidiaries	(120)	(161)	(131)	(339)
3.07	Income from operations	239,646	730,304	125,659	449,646
3.08	Nonoperating income, net	1,015	6,607	689	4,276
3.08.01	Income	234	15,311	400	5,199
3.08.02	Expenses	781	(8,704)	289	(923)
3.09	Income before taxes and profit sharing	240,661	736,911	126,348	453,922
3.10	Provision for income and social contribution taxes	(43,564)	(127,071)	(2,033)	(6,000)
3.11	Deferred income tax	(15,947)	(49,709)	(18,737)	(73,957)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(3,632)	(10,578)	(3,200)	(11,149)
3.15	Net income/loss	177,518	549,553	102,378	362,816
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	912,174	912,174
	EARNINGS PER SHARE	0.19666	0.60880	0.11224	0.39775
	LOSS PER SHARE				

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Start up of Paper Machine # 9

On October 15 the Paper Machine #9 started up, representing the achievement of an important landmark of the MA 1100 Project. The machine installed in the Monte Alegre Mill at Telemaco Borba (PR) is considered the state of the art for the production of coated boards.

With production capacity of 350 thousand tons per year (tpy) of coated boards for packaging, the new machine will increase the production capacity of the Monte Alegre Mill to 1.1 million tpy, placing the Mill among the largest carton boards mills in the world and placing Klabin as the sixth largest global producer of coated boards.

R$ million	3Q07	2Q07	3Q06	9M07	9M06	3Q07/ 2Q07	3Q07/ 3Q06	9M07/ 9M06
Net Revenue	723	715	705	2,128	2,018	1.2%	2.6%	5.5%
% Exports	*24%*	*26%*	*29%*	*26%*	*27%*			
EBITDA	200	200	170	603	526	0.2%	17.7%	14.8%
EBITDA Margin	*28%*	*28%*	*24%*	*28%*	*26%*			
Net Income	178	207	102	550	363	-14.0%	73.6%	51.5%
Net Debt	1,755	1,336	529	1,755	529	31.3%	231.7%	231.7%
Net Debt/EBTIDA (annualized)	2.2	1.7	0.8	2.2	0.8			
Capex	417	482	304	1,449	505	-13.6%	37.1%	186.9%
Production Volume - 1,000 t (*)	377	406	388	1,164	1,143	-7.2%	-3.0%	1.8%
Sales Volume - 1,000 t	360	378	356	1,097	1,036	-4.7%	1.2%	5.9%
% Exports	*37%*	*37%*	*42%*	*38%*	*40%*			

(*) Figures related to paper, boards and recycled paper production, do not considered corrugated boxes and industrial bags.

Net Income Evolution
R$ Million


550
10
540
363
62
301
+79%
9M06
9M07
Net income before non-recurring adjusts
Non-recurring adjusts

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating, Economic and Financial Performance

Production Volume

The production of paper and paper boards in the 3Q07 reached 376.7 thousand tons, 3% and 7% below 3Q06 and 2Q07, respectively.

A twelve days period maintenance shutdown occurred within the quarter in the Monte Alegre Mill (PR), when the final interconnections between the new equipment brought by the MA 1100 Project and the old equipment took place. The operation had a high degree of complexity, but has succeeded very well.


377
406
388
1,164
1,143
3Q07
2Q07
3Q06
9M07
9M06
thousand tons

Sales Volume

The Sales Volume in the 3Q07, without wood, reached 360.0 mil tons, 1% higher than 3Q06 and 5% lower than 2Q07.

Export sales volume in the 3Q07 totaled 133.5 thousand tons, 11% and 3% below 3Q06 and 2Q07.

The lower sales volume was due to the maintenance shutdown and activities related to the MA 1100 Project in the Monte Alegre Mill.

Sales Volume by Market
Thousand tons


360
37%
63%
378
37%
63%
356
42%
58%
1,097
38%
62%
1,036
40%
60%
3Q07
2Q07
3Q06
9M07
9M06
Domestic Market
Foreign Market

Sales Volume by Product – 9M07


Industrial Bags 9%
Others 2%
Kraftliner 32%
Corrugated Boxes 32%
Coated Boards 25%

does not include wood

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue

Net revenue in the 3Q07, including wood, totaled R$ 722.8 million, 2% and 1% higher than 3Q06 and 2Q07, respectively.

The highlights of the quarter compared to the same period of last year were: an increase of revenues of about 15% for corrugated boxes, 5% for industrial bags and 3% for coated boards.

Net Revenue by Market


R$ million
723
24%
76%
715
26%
74%
705
29%
71%
2,128
26%
74%
2,018
27%
73%
3Q07
2Q07
3Q06
9M07
9M06
Domestic Market
Foreign Market

Net Revenue by Product - 9M07


Wood 8%
Others 2%
Kraftliner 19%
Coated Boards 25%
Corrugated Boxes 32%

includes wood

Exports Destination

Volume - 9M07


North America 1%
Africa 5%
Asia 5%
Europe 36%
Latin America 53%

Net Revenue - 9M07


North America 2%
Africa 4%
Asia 5%
Europe 30%
Latin America 59%

Income from Operations

Cost of sales in the 3Q07 was R$ 481.9 million, 8% and 6% higher than 3Q06 and 2Q07, respectively, due to additional expenses with the maintenance shutdown in the Monte Alegre Mill.

Selling expenses reached R$ 65.7 million in the 3Q07, 8% and 3 % lower than 3Q06 and 2Q07. Those expenses represented 9% of net revenue in the 3Q07, against 10% in 3Q06 and 9% in the 2Q07.

General and administrative expenses totaled R$ 41.2 million in the 3Q07, representing 6% of net revenue, against 7% in the 3Q06 and 2Q07.

Income from Operations before financial income (EBIT) was R$ 138.5 million in the 3Q07, a 20% increase when compared to 3Q06 and stable to 2Q07.

Operating Cash Generation (EBITDA)

Operating cash generation (EBITDA) in the 3Q07 was R$ 200.1 million, with 28% margin. EBITDA acumulated R$ 603.3 millions in the last nine months, with margin of 28%.


EBITDA and EBITDA Margin
29%
25%
24%
26%
29%
28%
28%
186
169
170
184
203
200
200
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
EBITDA - R$ Million
EBITDA Margin

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

EBITDA Variation YTD - R$ Million


525
EBITDA
Margin
26%
90
20
-35
-38
603
EBITDA
Margin
28%
EBITDA 3Q06
Volume
Price
Exchange Rate
COGS
Operational
Expenses
EBITDA 3Q07

Financial result and indebtedness

Net financial result accounted for R$ 101.2 million of financial income in the 3Q07, against financial income of R$ 10.1 million and R$ 139.1 million in the 3Q06 and 2Q07. In response to the Brazilian exchange rate appreciation against the dollar, the Company adopted a strategy of hedging cash flows from exports that achieved positive results of R$ 13.4 million in the 3Q07, totaling R$ 48.2 million in nine months.

In the 3Q07 the BNDES' cash releases for MA 1100 Project reached R$ 216.3 million, totaling R$ 1,151.9 million since the beginning of the Project. Total financing will be R$ 1.7 billion, bearing interest of TJLP plus a spread of less than 2% per year.

Gross debt increased from R$ 3,532.6 million as of June 30, 2007 to R$ 3,886.8 million as of September 30, 2007, of which only 14% is short term. Foreign currency debt reached R$ 1,899.3 million, representing US$ 1,032.9 million.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Average maturity of debt remained stable at 52 months.

On November 1, 2007, Klabin will redeem the debentures issued three years ago in the amount of R$ 329.7 million, including financial charges. The payment will represent: a) a reduction in the average cost of local currency financing; b) an increase in the average term of financing.

Net debt was R$ 1,754.6 million as of September 30, 2007, an increase of R$ 418.7 million compared to June 30, 2007.

In 2007, Klabin paid to its shareholders R$ 283.0 million in dividends, invested R$ 1,449.0 million in expansion projects and the acquisition of land and forest, and repurchased 9,243,000 preferred shares in the amount of R$ 47.8 million. In spite of these disbursements, net debt reached 2.2 times the annual cash generation in September 2007.

Net Debt YTD - R$ Million


529
-787
-59
1,780
283
49
-331
291
1,755
Net Debt 3Q06
EBITDA
Working Capital
Capex
Dividends Payment
Treasury Stock Purchase
Financial Result
Others
Net Debt 3Q07

Net Income

Net income in the 3Q07 was R$ 177.6 million. In nine months, net income accumulated R$ 549.6 million, or R$ 0.61 earnings per share, against R$ 362.8 million and R$ 0.40 earnings per share in the same period of 2006.

R$ million	9M07	9M06	9M07/ 9M06
Net Income	**550**	**363**	**51.5%**
Reversal in the Provision / Court Decision Gain	(15)	0	
Financial Result (Reversal in the Provision for Contingencies Related to PIS/COFINS)	0	(94)	
Income Taxes over Non-Recurring Results	5	32	
Net Income (before extraordinary adjustments)	**540**	**301**	**79.4%**

Business Performance

BUSINESS UNIT - FOREST

Klabin handled 1.8 million tons of Pine and Eucalyptus logs, as well as woodchips and biomass for energy generation in the 3Q07, volume 3% higher than 3Q06 and 2Q07. The amount transferred to the mills in Paraná, Santa Catarina and São Paulo totaled 1.2 million tons.

Sales volume of logs to sawmills and laminators was 668.8 thousand tons in the 3Q07, 5% lower than 3Q06 and 14% higher than 2Q07.

Net revenue from logs sales to third parties in the 3Q07 reached R$ 61.5 million, 10% lower than 2Q06 and 12% higher than 2Q07.

The slowdown in the US housing construction market continues to affect negatively wood sales to third parties. In September, seasonally adjusted annual rate of new privately owned housing in the US was 1.2 million, 10% and 27% lower than August 2007 and September 2006, respectively.


"US New Privately Owned Housing Units Started"
Seasonally Adjusted Annual Rate
Millions
2,500
2,000
1,500
1,000
Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07
Source: U.S. Census Bureau

At the end of September, the company held 423 thousand hectares of land, of which 349 thousand hectares are owned and 74 thousand hectares are leased. Planted forests account for 211 thousand hectares, of which 158 thousand hectares are Pine and 53 thousand hectares are Eucalyptus. There are also 171 thousand hectares of permanent preservation areas and legal reserves. In order to prepare the company for the capacity expansion project under way, as well as future expansions, the company continues investing in the expansion of timberland base by means of acquisitions and the incentive program.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - PAPER

Sales volume of paper and coated boards to third parties reached 203.1 thousand tons in the 3Q07, 4% and 2% lower than the 3Q06 and 2Q07, respectively.

Net revenue of paper and coated boards totaled R$ 304.2 million in the 3Q07, 4% and 3% lower compared to 3Q06 and 2Q07.

Exports in the 3Q07 totaled 121.9 thousand tons, 12% and 3% lower than 3Q06 and 2Q07. The volume of products transferred from the paper mills to the corrugated boxes conversion plants in the months of July and August was higher than usual, reducing the availability of products for export. In September, after the maintenance shutdown in the Monte Alegre Mill the volume available for export was even lower.

Sales volume of kraftliner totaled 113.2 thousand tons in the 3Q07, 7% and 3% below 3Q06 and 2Q07, respectively. Export sales reached 96.7 thousand tons in the 3Q07, the equivalent of 85% of the product's sales.

Net revenue of kraftliner reached R$ 127.4 million in the 3Q07, 12% and 7% lower than 3Q06 and 2Q07.


Kraftliner Prices x Currency
US$
R$/US$
800
700
600
500
400
300
200
4.00
3.50
3.00
2.50
2.00
1.50
539
602
707
2.43
2.18
2.00
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
Average Price (US$)
Average FX Rate (R$/US$)
Source: FOEX

Kraftliner price in Europe remained unchanged in the 3Q07; however, the prices in Latin America have gone up about US$ 40/ton, a price move that was followed by Klabin.

The growth of industrial activity in Europe has sustained the rise of packaging demand and, regarding costs, OCC prices remained under pressure of Chinese demand. In this scenario, the prices of packaging papers that were flat in the 3Q07 might regain the growth trend in the next quarters.

Sales volume of coated boards in 3Q07 reached 89.9 thousand tons, 2% higher than 3Q06 and 1% lower than 2Q07. Net revenue reached R$ 176.8 million in the 3Q07, 3% higher than 3Q06 and stable when compared to 2Q07.

Coated boards exports totaled 25.2 thousand tons in the 3Q07, 10% and 8% lower than 3Q06 and 2Q07.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

BUSINESS UNIT - CORRUGATED BOXES

The market volume remains positive. Preliminary data provided by the Brazilian Association of Corrugated Boxes (ABPO) indicates that shipments of corrugated boxes and boards in the nine months of 2007 were 1,694 thousand tons, 5% higher than the same period of 2006.

Klabin's shipments reached 115.6 thousand tons in the 3Q07, 10% higher than 3Q06 and 10% lower than 2Q07. In the first nine months of 2007 shipments reached 351.1 thousand tons, 7% higher than the same period of 2006. In September, the market share of Klabin reached 21%.


Brazilian shipments of corrugated boxes - thousand tons
1,611
1,390
1,574
1,607
1,618
1,694
9M02
9M03
9M04
9M05
9M06
9M07
Source: ABPO

Net revenue in the 3Q07 totaled R$ 240.8 million, 15% and 2% higher than 3Q06 and 2Q07, respectively. OCC prices fell in the 3Q07, on the other hand, corrugated boxes prices recovered.

BUSINESS UNIT - INDUSTRIAL BAGS

Klabin is the market leader in the industrial bags industry. The housing construction (cement bags) and agribusiness (seed bags) are the main consumption markets.

Sales volume of industrial bags in the 3Q07 totaled 33.1 thousand tons, 9% and 7% higher than 3Q06 and 2Q07. Net revenue in the 3Q07 was R$ 100.6 million, 5% higher than 3Q06 and 2Q07.

The industrial bags unit has been affected positively by the housing construction industry. According to data provided by the National Union of the Cement Industry, cement consumption increased 8% from January to August 2007 when compared with the same period of 2006.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


Consumption of National Cement Production
Million tons
4.0
3.0
2.0
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2005
2006
2007
Source: National Cement Industy Association (SNIC)

Export sales volume in the 3Q07 reached 8.0 thousand tons, slightly below the previous quarters, as a result of the strong demand in the local market.

In the Lages (SC) conversion unit last generation equipment were installed, which are highly productive and will allow the production of pasted valve sack of a higher quality. The productivity increase in this unity is presented in the chart below.


Average Productivity - Pasted Bags
Thousand / Man / Year
1100
1000
900
800
700
600
500
400
724
743
790
798
887
1059
9M02
9M03
9M04
9M05
9M06
9M07

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Capital Markets

At September 30th, 2007	
Preferred Shares	600.9 million
Share Price (KLBN4)	R$ 7.00
Book Value	R$ 3.04
Daily Trade Volume	R$ 11.2 million
Market Capitalization	R$ 6.4 billion


KLBN4 x IBOVESPA
Closing Price = 12/28/06
140
130
120
110
100
90
80
12/28/06
01/11/07
01/25/07
02/08/07
02/22/07
03/08/07
03/22/07
04/05/07
04/19/07
05/03/07
05/17/07
05/31/07
06/14/07
06/28/07
07/12/07
07/26/07
08/09/07
08/23/07
09/06/07
09/20/07
+36.0%
+30.8%
KLABIN
IBOVESPA

The following chart shows the performance of Klabin's preferred shares compared with Sao Paulo Stock Exchange Index (BOVESPA):

In the 9M07, Klabin's preferred shares (KLBN4) had a nominal appreciation of 30.8% and IBOVESPA 36.0%. The shares were traded in all trading sessions of BOVESPA, totaling 123,055 transactions in the period, the equivalent of 327.4 million shares and an average daily trading volume of R$ 10.4 million, a 28% increase when compared to R$ 7.5 million in the same period of 2006.

Klabin's preferred shares were traded on BOVESPA in the 3Q07 at the average price of R$ 6.38/share, a slightly higher price level than the R$ 6.35/share average price in the 2Q07.

Klabin's shares are also traded over-the-counter (OTC) as Level I ADR's in the US market under the code KLBAY.

Klabin's capital is represented by 917.7 million shares, of which 316.8 million are common shares and 600.9 million are preferred shares.

Dividends

Since September 5, 2007, shareholders received interim dividends in the amount of R$ 173.0 million, equivalent to R$ 179.97 per thousand common shares and R$ 197.97 per thousand preferred shares.

Investments

The main investments made in the 3Q07 are listed hereafter:

R$ Million	3Q07	9M07
Forestry	70	211
Paper	312	1,173
Corrugated Boxes	4	11
Industrial Bags	26	37
Others	5	17
Total	**417**	**1,449**

The investment in the MA 1100 Project is listed below:

R$ Million	Completed			Total Planned		Total
	2006	3Q07	9M07	4Q07	2008	
Gross Capex	574	312	1,201	225	200	2,200
Refundable taxes	50	67	214	44	42	350
Net Capex	524	245	987	181	158	1,850

The taxes mentioned above will be recovered within up to 4 years.

MA 1100 Project

In September, during the maintenance shutdown of the Monte Alegre Mill (PR), the final interconnections of the existing equipment with the new equipment installed in the carton board production expansion project took place. Furthermore, the operations of the new wood-processing line, the CTMP plant, the reformed bleacher and the continuous digester started up. In October the Effluent Treatment Station started up and, finally, on October 15, the Paper Machine #9 produced its first paper reel.

The new recovery boiler will be operational in December, as well as the new power boiler powered by biomass.

After the start of the new Turbo Generator in February 2008, the largest expansion project of Klabin's 109 years of history will be completed.

09.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER No.	5th
3 -CVM REGISTRATION No.	CVM/SRE/DEB - 2004/041
4 -CVM REGISTRATION DATE	12/06/2004
5 - SERIES ISSUED	SINGLE
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	11/01/2004
9 - MATURITY DATE	11/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - PREVAILING REMUNERATION CONDITIONS	6-mo. interest of 105.5% of CDI
12 - PREMIUM/DISCOUNT	
13 - NOMINAL VALUE (Brazilian reais - R$)	10,000.00
14 - AMOUNT ISSUED (R$ 000)	314,050
15 - QUANTITY OF DEBENTURES ISSUED (UNITS)	31,405
16 - OUTSTANDING DEBENTURES (UNITS)	31,405
17 - DEBENTURES IN TREASURY (UNITS)	0
18 - DEBENTURES REDEEMED (UNITS)	0
19 - DEBENTURES CONVERTED (UNITS)	0
20 - UNPLACED DEBENTURES (UNITS)	0
21 - DATE OF LAST RESET	
22 - DATE OF NEXT EVENT	11/01/2007

15.01 - INVESTMENT PROJECTS

Consolidated investments in the third quarter of 2007 were R$ 416.5 million invested in the main projects, including R$ 20.2 million of deferred charges:

- Implementation of the MA 1100 Project, increase in production of the Monte Alegre, Paraná, plant - R$ 245.4 million.

- Acquisition of forests and forestation - R$ 70.1 million.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES - LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF SEPTEMBER 30, 2007.

1 COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

(a) Company's ownership interest

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Klabin Irmãos & Cia.	163,797,753	51.70	-	-	163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	21,662,953	3.61	85,121,558	9.28
The Bank Of New York ADR Department (*)	-	-	59,008,535	9.82	59,008,535	6.43
BNDES Participações S.A. BNDESPAR	-	-	185,859,838	30.93	185,859,838	20.25
Treasury shares	-	-	15,000,000	2.50	15,000,000	1.63
Other (**)	64,871,551	20.47	319,324,407	53.14	384,195,958	41.87
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of voting capital.

(b) Ownership interest of controlling shareholders, up to the level of individuals

	SHARES	
SHAREHOLDERS	**Number**	**% do Capital**
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	10	100.00

(*) General partnership, with capital in the amount of R$ 1,000,000.00, represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	Number	%
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33334			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33333			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.33333			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Israel Klabin			328,642	70.9396	328,642	14.2863
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Dan Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14.2854
Estate Maurício Klabin (*)	31	0.0017			31	0.0013
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100.0000

(*)Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	%
Daniel Miguel Klabin	1,627,732	53.05
Rose Klabin (*)	479,900	15.65
Amanda Klabin (*)	479,900	15.65
David Klabin (*)	479,900	15.65
TOTAL	3,067,432	100.00

(*)Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Armando Klabin	2,783	57.40
Wolff Klabin (*)	516	10.65
Daniela Klabin (*)	516	10.65
Bernardo Klabin (*)	516	10.65
José Klabin (*)	516	10.65
TOTAL	4,847	100.00

(*)Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Lilia Klabin Levine	17,673,760	100.000
TOTAL	17,673,760	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
NIBLAK PARTICIPAÇÕES S/A

	SHARES	
SHAREHOLDERS	COMMON	%
KL Participações Ltda.	6,076,071	25.042
GL S.A. Participações	3,038,061	12.521
KLA RO Participações Ltda.	2,686,869	11.074
DARO Participações S/A	2,686,869	11.074
DAWOJOBE Partic. S.A.	2,562,686	10.562
Armando Klabin	124,183	0.512
MEKLA DELTA Participações Ltda.	4,050,722	16.695
Pedro Franco Piva	3,038,061	12.520
TOTAL	24,263,522	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
Miguel Lafer	2,900,000	50.000
Vera Lafer	2,900,000	50.000
TOTAL	5,800,000	100.000

(*)Limited liability company, with capital represented by shares of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Israel Klabin	28,531	14.288
Estate Mauricio Klabin	3	0.002
Alberto Klabin	28,521	14.285
Leonardo Klabin	28,521	14.285
Stela Klabin	28,521	14.285
Maria Klabin	28,521	14.285
Dan Klabin	28,521	14.285
Gabriel Klabin	28,521	14.285
TOTAL	199,660	100.000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações Ltda.

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
Daniel Miguel Klabin	8,828,822	53.53
Rose Klabin	2,554,586	15.49
Amanda Klabin	2,554,586	15.49
David Klabin	2,554,586	15.49
TOTAL	16,492,580	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	**Number**	**% of Capital**
ESLI Participações S.A.	1	99.999
Lilia Klabin Levine	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões do Banco Espírito Santo e Comercial de Lisboa (*)	1,168,121	10.07
Bradesco Capitalização S/A	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda	1,031,338	8.89
Olavo Egydio Monteiro de Carvalho	835,043	7.20
Euroamerican Finance Corporation (*)	589,857	5.09
AMC Participações S/C Ltda	599,526	5.17
CEJMC Participações S/C Ltda	599,526	5.17
SAMC Participações S/C Ltda	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury shares	195,399	1.68
Other (**)	2,677,599	23.09
TOTAL	11,597,597	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S/A

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Bradesco Seguros S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**% Total**
Banco Bradesco S.A.	921,871	100.00
TOTAL	921,871	100.00

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Comercial de Participações	484,626,040	48.42	2,164,634	0.22	486,790,674	24.31
Fundação Bradesco	163,681,170	16.35	33,563,304	3.35	197,244,474	9.85
Banco Bilbao Vizcaya Argentaria S.A. (*)	50,566,602	5.05			50,566,602	2.53
Other (**)	301,992,300	30.18	965,703,496	96.43	1,267,695,796	63.31
TOTAL	1,000,866,112	100.00	1,001,431,434	100.00	2,002,297,546	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Comercial de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,574,939,991	44.78
Fundação Bradesco	1,903,839,616	33.11
Lia Maria Aguiar	417,744,408	7.26
Lina Maria Aguiar	488,038,330	8.49
Other (*)	366,156,434	6.36
TOTAL	5,750,718,779	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	101,082,737	46.30	231,332,928	98.35	332,415,665	73.29
Cx. Benef. dos Funcionários Bradesco			3,885,487	1.65	3,885,487	0.86
Elo Participações S.A.	117,230,771	53.70			117,230,771	25.85
TOTAL	218,313,508	100.00	235,218,415	100.00	453,531,923	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Lázaro de Mello Brandão	9,188,513	5.92			9,188,513	4.12
Other (*)	145,894,884	94.08	67,859,087	100.00	213,753,971	95.88
TOTAL	155,083,397	100.00	67,859,087	100.00	222,942,484	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	Number	% Total
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	% Total
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	% Total
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	Number	% Total
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 **CHANGES IN OWNERSHIP INTEREST**

		October 1, 2006		Change				September 30, 2007		
Shareholders	**Type**	**Number of Shares**	**%**	**Purchase Subscription**	**Sale**	**New Members**	**Cancellation of Shares**	**Number of Shares**	**%**	**Variation %**
Controlling Shareholders	COMMON	202,052,446	63.77	19,309	0	228,303	(228,303)	202,071,755	63.78	63.78
	PREFERRED	123,154,053	20.50	11,974,833	(25,193,673)	28,899,860	(28,899,860)	109,935,213	18.30	18.30
Members of the Board of Directors	COMMON	34,660,163	10.94					34,660,163	10.94	10.94
	PREFERRED	17,780,303	2.96	606,065	(1,152,586)			17,233,782	2.87	2.87
Members of the Executive Board	COMMON	0	0.00					0	0.00	0.00
	PREFERRED	239,038	0.04	1,000				240,038	0.04	0.04
Members of the Fiscal Council	COMMON	1,000	0.00					1,000	0.00	0.00
	PREFERRED	3,420	0.00					3,420	0.00	0.00
Treasury Shares	COMMON	0	0.00					0	0.00	0.00
	PREFERRED	5,509,000	0.92	9,491,000				15,000,000	2.50	2.50
Other Shareholders	COMMON	80,113,954	25.29	(19,309)		(228,303)	228,303	80,094,645	25.28	25.28
	PREFERRED	454,169,919	75.58	(22,072,898)	26,346,259	(28,899,860)	28,899,860	458,443,280	76.29	76.29
Total	**COMMON**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100.00**	**100.00**
	PREFERRED	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100.00**	**100.00**

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3 **NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING**

09/30/2007

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling Shareholders	202,071,755	63.78	109,935,213	18.30	312,006,968	34.01
Members of the Board of Directors	34,660,163	10.94	17,233,782	2.87	51,893,945	5.65
Members of the Executive Board			240,038	0.04	240,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			15,000,000	2.50	15,000,000	1.63
Other Shareholders	80,094,645	25.28	458,443,280	76.29	538,537,925	58.68
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**80,095,645**	**25.28**	**458,446,700**	**76.30**	**538,542,345**	**58.68**

09/30/2006

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**Total**	**%**
Controlling Shareholders	202,052,446	63.77	123,154,053	20.50	325,206,499	35.44
Members of the Board of Directors	34,660,163	10.94	17,780,303	2.96	52,440,466	5.71
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			5,509,000	0.92	5,509,000	0.60
Other Shareholders	80,113,954	25.29	454,169,919	75.58	534,283,873	58.22
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**80,114,954**	**25.29**	**454,173,339**	**75.58**	**534,288,293**	**58.22**

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

4 OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide non-audit services representing more than 5% of its total fees.

The Company's policy for non-audit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - UNQUALIFIED

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Klabin S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2007, the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1, taken as a whole. The individual and consolidated statements of cash flows for the quarter and nine-month period ended September 30, 2007 are presented for purposes of additional analysis and are not a required part of the interim financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly stated, in all material respects, in relation to the interim financial statements for the quarter and nine-month period ended September 30, 2007 taken as a whole.

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - UNQUALIFIED

5. We had previously reviewed the individual and consolidated balance sheets as of June 30, 2007 and the related statements of income and cash flows for the quarter and nine-month period ended September 30, 2006, presented for comparative purposes, and our review reports thereon, dated July 25, 2007 and October 18, 2006, respectively, were unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 29, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

CONTENTS

END

RK0075 DOC